EXHIBIT 99.1

Canadian Zinc and Government of Northwest Territories
Advance Co-operation on Prairie Creek Mine Development

Premier, Ministers, and Dehcho Grand Chief Visit Prairie Creek Mine
Canadian Zinc and Department of Transportation Sign Collaboration Agreement

Yellowknife, NWT, August 28, 2012 ̶ The Government of the Northwest Territories (GNWT) continues to advance its co-operation with Canadian Zinc Corporation (“CZN”) to further the August 2011 Socio-Economic Agreement between GNWT and Canadian Zinc with regard to the development of the Prairie Creek Mine.

On August 13th, 2012 Hon. Bob McLeod, Premier of the NWT, together with David Ramsay, Minister of Industry, Tourism and Investment and Glen Abernethy, Minister of Justice and Human Resources, were accompanied by Herb Norwegian, Grand Chief of the Dehcho First Nations (DCFN) on a visit to the Prairie Creek Mine. They toured the facilities and witnessed the increased site activities as the mine moves forward toward production.

The Premier, Ministers, and Grand Chief were particularly interested in the ongoing training programs for the local residents of the region. The Government of the Northwest Territories has committed financial and in-kind support toward the Prairie Creek Mine’s More than a Silver Lining training program. The $4.2 million Silver Lining training program is funded by the Government of Canada and managed by the Mine Training Society, in partnership with CZN and the GNWT.

The Dehcho First Nations also supports the program through the provision of an income allowance for all DCFN members participating in the training. Herb Norwegian, Grand Chief of the Dehcho First Nations commenting on the Aboriginal training programs said: “Here is an opportunity to get some education and get to work. It’s the first step to working your way to the top.”

So far in 2012 the local Silver Lining training program has trained 62 individuals, with many of the graduates joining the staff at the Prairie Creek Mine, Canadian Zinc’s Fort Simpson office, or service providers to the Project. These training programs included Office Administration, Mineral Exploration Field Assistant, Environmental Monitors, Heavy Equipment Operators, Diamond Drill Helper, Advance Medical First Responder, and Camp Cook.

Following the visit to Prairie Creek, Canadian Zinc and the GNWT Department of Transportation signed a Collaboration Agreement to ensure effective co-operation related to the public transportation infrastructure that will support the Prairie Creek Mine project.

Transportation Minister David Ramsay says the Collaboration Agreement will help ensure that both public needs and mine activities are supported. “We have agreed to work closely with Canadian Zinc to ensure public safety by identifying areas of Highway 7 and the Nahanni Butte access road that require enhancement or upgrading,” he said. “This co-operation will help the Department to plan future work on these roads to maintain and enhance these roads effectively.”

Canadian Zinc plans to use the existing Northwest Territories public transportation system to bring goods, fuel and equipment by road to the Mine and to transport its mineral products from the Mine to world markets. As part of this collaborative agreement, to assist in priority setting, CZN will provide reports to the Department of Transportation on its anticipated road transportation requirements for the construction and operation of the Prairie Creek Mine.

For more information, please contact

Earl Blacklock Manager of Public Affairs and Communications Department of Transportation P.O. Box 1320 Yellowknife, NT X1A 2L9 (867) 873-7712 (867) 445-3494 (cell) earl_blacklock@gov.nt.ca	Steve Dawson Vice President, Corporate Development Canadian Zinc Corporation Suite 700, 220 Bay Street Toronto, ON M5J 2W4 (416) 203-1418 steve@canadianzinc.com